Exhibit 99
Audited Combined Financial Statements
The Unconsolidated Mines of
The North American Coal Corporation
Years Ended December 31, 2010, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

The Unconsolidated Mines of
The North American Coal Corporation
Audited Combined Financial Statements
Years Ended December 31, 2010, 2009 and 2008
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Combined Financial Statements

Combined Balance Sheets	2
Combined Statements of Net Income and Comprehensive Income	4
Combined Statements of Equity	5
Combined Statements of Cash Flows	6
Notes to Combined Financial Statements	7

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of NACCO Industries, Inc.
We have audited the accompanying combined balance sheets of The Unconsolidated Mines of The North American Coal Corporation as of December 31, 2010 and 2009, and the related combined statements of net income and comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2010. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of The Unconsolidated Mines of The North American Coal Corporation at December 31, 2010 and 2009, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Cleveland, Ohio
March 2, 2011

The Unconsolidated Mines of
The North American Coal Corporation
Combined Balance Sheets
(Amounts in Thousands)

	December 31
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$2,826	$2,802
Accounts receivable	41,724	27,872
Accounts receivable from affiliated companies	1,643	1,395
Inventories	75,804	78,159
Deferred income taxes	8,390	8,619
Other current assets	491	277
Total current assets	130,878	119,124

Property, plant and equipment:
Coal lands and real estate	103,345	101,631
Advance minimum royalties	1,487	1,506
Plant and equipment	768,263	721,564
Construction in progress	7,061	37,792
	880,156	862,493

Less allowance for depreciation, depletion, and amortization	(406,154)	(378,006)
	474,002	484,487

Deferred charges:
Deferred lease costs	17,787	18,473
Other	262	319
	18,049	18,792

Other assets:
Note receivable from Parent Company	6,736	7,628
Other investments and receivables	134,864	126,472
	141,600	134,100
	$764,529	$756,503
See accompanying notes to Combined Financial Statements.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Balance Sheets
(Amounts in Thousands)

	December 31
	2010	2009
Liabilities and equity
Current liabilities:
Accounts payable	$23,209	$19,552
Accounts payable to affiliated companies	9,372	1,789
Current maturities of long-term obligations	56,707	58,870
Current mine closing accrual	7,627	10,404
Other current liabilities	18,261	21,320
Total current liabilities	115,176	111,935

Long-term obligations:
Advances from customers	176,260	192,052
Notes payable	45,000	45,075
Capital lease obligations	250,841	251,419
	472,101	488,546

Noncurrent liabilities:
Deferred income taxes	25,702	23,622
Mine closing accrual	65,789	59,325
Pension and postretirement benefits	79,479	68,113
Other accrued liabilities	1,272	1,471
	172,242	152,531

Equity:
Common stock and membership units	198	197
Capital in excess of stated value	791	791
Retained earnings	4,021	2,503
	5,010	3,491
	$764,529	$756,503
See accompanying notes to Combined Financial Statements.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Net Income and Comprehensive Income
(Amounts in Thousands)

	Years Ended December 31
	2010	2009	2008
Lignite tons sold	26,655	26,460	26,338

Income:
Sales	$459,604	$418,907	$401,860
Other	2,108	2,183	767
	461,712	421,090	402,627

Cost and expenses:
Cost of sales	336,822	311,082	304,246
Depreciation, depletion and amortization	53,211	46,326	40,055
	390,033	357,408	344,301
Gross profit	71,679	63,682	58,326

Other income (expense)
Interest	(28,754)	(23,524)	(18,902)
Gain (loss) on sale of assets	428	(1,553)	(31)
	(28,326)	(25,077)	(18,933)
Income before income taxes	43,353	38,605	39,393

Income taxes:
Current	7,933	6,448	6,923
Deferred	2,336	2,398	2,152
	10,269	8,846	9,075
Net income	33,084	29,759	30,318

Other comprehensive income:
Current period cash flow hedge activity, net of $2 tax provision in 2008	—	—	4
Comprehensive income	$33,084	$29,759	$30,322
See accompanying notes to Combined Financial Statements.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Equity
(Amounts in Thousands)

	Years Ended December 31
	2010	2009	2008
Common stock and membership units:
Beginning balance	$197	$194	$194
Issuance of LLC membership units	1	3	—
	198	197	194

Capital in excess of stated value	791	791	791

Retained earnings:
Beginning balance	2,503	3,992	4,112
Net income	33,084	29,759	30,318
Dividends paid	(31,566)	(31,248)	(30,438)
	4,021	2,503	3,992
Accumulated other comprehensive income:
Beginning balance	—	—	(4)
Current period cash flow hedge activity, net of $2 tax provision in 2008	—	—	4
	—	—	—
Total equity	$5,010	$3,491	$4,977
See accompanying notes to Combined Financial Statements.

The Unconsolidated Mines of
The North American Coal Corporation
Combined Statements of Cash Flows
(Amounts in Thousands)

	Years Ended December 31
	2010	2009	2008
Operating activities
Net income	$33,084	$29,759	$30,318
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	53,211	46,326	40,055
Amortization of deferred financing costs	57	57	56
(Gain) loss on sale of assets	(428)	1,553	31
Equity income in cooperatives	(429)	(964)	(210)
Mine closing accrual	(2,847)	(123)	(2,674)
Deferred lease costs	608	251	1,039
Deferred income taxes	2,336	2,398	2,152
Postretirement benefits and other accrued liabilities	130	711	355
Amortization of advance minimum royalties	114	259	182
Other noncurrent assets	(1,641)	(5,306)	(9,303)
	84,195	74,921	62,001
Working capital changes:
Accounts receivable	(14,829)	7,120	(4,798)
Inventories	2,355	(26,153)	(6,963)
Accounts payable and other accrued liabilities	7,481	6,094	4,877
Other changes in working capital	(214)	(238)	8
	(5,207)	(13,177)	(6,876)
Net cash provided by operating activities	78,988	61,744	55,125

Investing activities
Expenditures for property, plant and equipment	(45,006)	(31,583)	(49,424)
Additions to advance minimum royalties	(95)	(42)	(438)
Proceeds from sale of property, plant and equipment	50,781	12,192	3,798
Net cash provided by (used for) investing activities	5,680	(19,433)	(46,064)

Financing activities
(Repayments of) additions to advances from customer, net	(15,367)	9,891	36,165
Payments received on (additions to) note from Parent Company, net	891	(473)	235
Issuance of equity units	1	3	—
Additions to long-term obligations	—	—	5,287
Repayment of long-term obligations	(38,603)	(20,953)	(21,828)
Dividends paid	(31,566)	(31,248)	(30,438)
Net cash used for financing activities	(84,644)	(42,780)	(10,579)

Increase (decrease) in cash and cash equivalents	24	(469)	(1,518)
Cash and cash equivalents at beginning of year	2,802	3,271	4,789
Cash and cash equivalents at end of year	2,826	2,802	3,271
See accompanying notes to Combined Financial Statements.

The Unconsolidated Mines of The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2010, 2009 and 2008
(Amounts in Thousands)

1. Organization
The Coteau Properties Company, The Falkirk Mining Company, The Sabine Mining Company, Demery Resources Company, LLC, Caddo Creek Resources Company, LLC, Camino Real Fuels, LLC, and Liberty Fuels, LLC (collectively, the Unconsolidated Mines) are each wholly owned subsidiaries of The North American Coal Corporation (Parent Company), which is a wholly owned subsidiary of NACCO Industries, Inc. (Ultimate Parent Company).
The Unconsolidated Mines each meet the definition of a variable interest entity. Although the Parent Company owns 100% of the equity and manages the daily operations of these entities, the Parent Company has determined that the equity capital provided is not sufficient to adequately finance the ongoing activities or absorb any expected losses without additional support from the customers. The customers have a controlling financial interest and have the power to direct the activities that most significantly affect the economic performance of the entities. As a result, the Parent Company is not the primary beneficiary of the Unconsolidated Mines and does not consolidate these entities' financial position or results of operations. The Unconsolidated Mines are still considered under common management of the Parent Company and, therefore, are reflected collectively in the Unconsolidated Mines' audited combined financial statements.
The Coteau Properties Company: The Coteau Properties Company (Coteau), an Ohio corporation, was organized on May 23, 1972, pursuant to an agreement between the Parent Company and a wholly owned subsidiary of a diversified energy company (Buyer). Coteau is principally engaged in lignite mining through the operation of a surface mine in North Dakota.
On April 22, 1977, the Buyer exercised its option to enter into a coal sales agreement, as restated June 1, 1979. As of November 1, 1988, all of the Buyer's rights, interests, and obligations under the coal sales agreement were assigned to Dakota Coal Company (Coteau's Customer), a wholly owned subsidiary of Basin Electric Power Cooperative (Basin). This coal sales agreement was subsequently replaced with a coal sales agreement, as amended, between Coteau and Coteau's Customer (Coteau Agreement) and provides Coteau with the option to extend Coteau's agreement up to the year 2037 and provides reimbursement of administrative and general expenses, included in cost of sales in the statements of net income and comprehensive income, from actual costs to reimbursement at a fixed rate per ton.
Under the terms and conditions of the Coteau Agreement, Coteau is to supply coal to an electric generating station and a coal gasification plant, as well as to other third parties. The terms of a related option agreement, as amended, provide that, under certain conditions of default, Coteau's Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Coteau.
The Falkirk Mining Company: The Falkirk Mining Company (Falkirk), an Ohio corporation, was organized on August 22, 1974, to enter into a coal sales agreement (Falkirk Agreement) with an electric generation and transmission cooperative (Falkirk's Customer). Falkirk's agreement was restated effective January 1, 2007, to extend the agreement to 2045. Falkirk is principally engaged in lignite mining through the operation of a surface mine in North Dakota.
Under the terms of the Falkirk Agreement, Falkirk's Customer has agreed to provide, or procure from others, the financing required to develop, equip, and operate Falkirk's mine for the life of the Falkirk Agreement. The Falkirk Agreement provides that, under certain conditions of Falkirk's default, Falkirk's Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Falkirk.
Falkirk's Customer has entered into an operating agreement with Falkirk whereby a dragline to be used in the production of coal (original cost of approximately $40,000) leased by Falkirk's Customer has been made available to Falkirk without rent.
The Sabine Mining Company: The Sabine Mining Company (Sabine), a Nevada corporation, was organized on November 6, 1980, and entered into a lignite mining agreement, as restated, (Sabine Agreement) with a public utility (Sabine's Customer) in 1981, which was subsequently amended and restated on January 1, 1996, December 1, 2001 and January 1, 2008. Sabine is principally engaged in lignite mining through the operation of a surface mine in Texas.
The Sabine Agreement provides that, under certain conditions of default, Sabine's Customer may acquire the issued and outstanding common stock of Sabine for an amount equal to the equity of Sabine.
Other entities: Demery Resources Company, LLC (Demery), Caddo Creek Resources Company, LLC (Caddo), Camino Real Fuels, LLC (Camino Real), and Liberty Fuels Company, LLC (Liberty) were formed during 2007, 2008 and 2009 to develop, construct, and operate surface mines under long-term contracts for their respective customers. The contracts with the customers allow for reimbursement of all costs plus a management fee. Demery, Caddo, Camino Real and Liberty are in the development

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

stage. Demery has started mining minimal tons of coal from a test pit. Caddo, Camino Real and Liberty do not currently mine or deliver coal.
Since each of the Unconsolidated Mines has an agreement to provide coal to its respective customers, a significant portion of each of the Unconsolidated Mines' revenue is derived from a single source. The financial position of the Unconsolidated Mines and the Parent Company would be materially affected if the existing contractual relationship with any of the Unconsolidated Mines' customers were terminated or significantly altered.
Management performed an evaluation of the Unconsolidated Mines' activities through March 2, 2011 which is the date these financial statements were issued. No significant subsequent events have occurred that required recognition or disclosure in these financial statements.

2. Significant Accounting Policies
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Revenue Recognition and Accounts Receivable
Under their respective mining agreements, the Unconsolidated Mines recognize revenue and a related receivable as coal is delivered. The sales price of the coal is based on costs, plus a profit or management fee per ton of coal delivered. As is customary in the coal industry, these agreements provide for monthly settlements. The Unconsolidated Mines' significant credit concentration is uncollateralized; however, historically, no credit losses have been incurred. Management has reviewed the carrying value of its accounts receivable and has determined that a reserve for credit losses is not necessary based on amounts subsequently realized.
Cash and Cash Equivalents
Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less. After considering the right of offset, outstanding checks net of their associated funding accounts, are classified as accounts payable.
Inventories
Coal and supply inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method.
Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Depreciation, depletion and amortization are provided in amounts sufficient to amortize the cost of related assets (including assets recorded under capitalized lease obligations) over their estimated useful lives or lease terms and are calculated by either the straight-line method or the units-of-production method based on estimated recoverable tonnage. In the course of preparing a mine for production, the Unconsolidated Mines incur mine development costs prior to initial production, as well as throughout the life of the mine. The Unconsolidated Mines capitalize these costs as a part of plant and equipment in the accompanying combined balance sheets. The Unconsolidated Mines amortize the development costs over their estimated useful life, which is generally the life of the mine or the mine area. Repairs and maintenance costs are expensed when incurred, unless such costs extend the estimated useful life of the asset.
Advance Minimum Royalties
Advance minimum royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advanced payments are capitalized when paid and charged against income as the coal reserves are mined.
Long-Lived Assets
Upon identification of indicators of impairment, management compares the carrying value of its long-lived assets to the undiscounted cash flows of such assets. When the undiscounted cash flows are less than the related assets' carrying value, the long-lived assets are adjusted to fair value (based on active market quotes, third-party appraisals, or discounted cash flows).

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

Accounting for Asset Retirement Obligations
Under certain federal and state regulations, the Unconsolidated Mines are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the terms of the mining agreements. Current reclamation costs are charged to expense in the period incurred and are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are to be reimbursed under the respective mining agreements.
Authoritative guidance on accounting for asset retirement obligations provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability; (iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial statement disclosures. The guidance requires that an asset's retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.
The Unconsolidated Mines' asset retirement obligations are for costs to close its surface mines and reclaim the land it has disturbed as a result of its normal mining activities. The Unconsolidated Mines have estimated these costs and recognized a liability and associated asset in accordance with authoritative guidance. The Unconsolidated Mines determined these obligations based on estimates adjusted for inflation, projected to the estimated closure dates, and then discounted using a credit-adjusted, risk-free interest rate. The accretion of the liability is being recognized over the estimated life of the individual asset retirement obligations. The associated asset is recorded in property, plant and equipment in the accompanying balance sheets.
Since the cost of reclamation is reimbursable under the provisions of the mining agreements, the difference between the capitalized asset retirement obligation and the reclamation liability is recorded as a long-term receivable from the customers. Additionally, the annual costs related to amortization of the asset and accretion of the liability of $5,029, $6,418, and $10,747 in 2010, 2009 and 2008, respectively, are included in cost of sales, and increases the sales to, and the long-term receivable from, the customers. The long-term receivable (see Note 4) will be reimbursed to the Unconsolidated Mines as the costs of reclamation are actually incurred.
There are currently no assets legally restricted for purposes of settling these asset retirement obligations. A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligations is as follows:

	December 31
	2010	2009
Beginning balance	$69,729	$62,854
Liabilities incurred during the period	13,830	4,599
Liabilities settled during the period	(10,310)	(2,173)
Accretion expense	4,648	4,449
Revision in cash flows	(4,481)	—
	$73,416	$69,729
Financial Instruments and Derivative Financial Instruments
Financial instruments held by the Unconsolidated Mines include cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The Unconsolidated Mines do not hold or issue financial instruments or derivative financial instruments for trading purposes.
Recently Issued Accounting Standards
Accounting Standards Adopted in 2010:
On January 1, 2010, the Unconsolidated Mines adopted authoritative guidance issued by the Financial Accounting Standards Board (FASB) for accounting for transfers of financial assets. The guidance requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. The guidance eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. The guidance also requires enhanced disclosures to provide financial statement users with greater transparency about transfers of financial assets and a transferor's continuing involvement with transferred financial assets. The adoption of the guidance did not have a material effect on the Unconsilidated Mines's financial position, results of operations, cash flows or related

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

disclosures.
On January 1, 2010, the Unconsolidated Mines adopted authoritative guidance issued by the FASB on the consolidation of variable interest entities. The guidance changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The guidance requires an ongoing assessment of whether an entity is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity. The guidance also requires additional disclosures regarding a company's involvement with variable interest entities, any significant changes in risk exposure due to that involvement and how the company's involvement with a variable interest entity affects the company's financial statements. The adoption of the guidance did not have a material effect on the Unconsolidated Mines's financial position, results of operations, cash flows or related disclosures.
On December 31, 2010, the Unconsolidated Mines adopted authoritative guidance issued by the FASB on disclosures about the credit quality of financing receivables and the allowance for credit losses. The guidance requires additional disclosures that facilitate financial statement users' evaluation of: (a) the nature of credit risk inherent in the entity's portfolio of financing receivables; (b) how that risk is analyzed and assessed in arriving at the allowance for credit losses; and (c) the changes and reasons for those changes in the allowance for credit losses. In addition, the guidance amends current requirements to include additional disclosures about financing receivables, including: (a) credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables; (b) the aging of past due financing receivables at the end of the reporting period by class of financing receivables; and (c) the nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses. The adoption of the guidance did not have a material effect on the Unconsolidated Mine's financial position, results of operations, cash flows or related disclosures.
Accounting Standards Adopted in 2009:
On January 1, 2009, the Unconsolidated Mines adopted authoritative guidance issued by the FASB on business combinations. The guidance modifies the accounting for business combinations by requiring that acquired assets and assumed liabilities be recorded at fair value, contingent consideration arrangements be recorded at fair value on the date of the acquisition and pre-acquisition contingencies will generally be accounted for in purchase accounting at fair value. The guidance also requires that transaction costs be expensed as incurred, acquired research and development be capitalized as an indefinite-lived intangible asset and the requirements for exit and disposal activities be met at the acquisition date in order to accrue for a restructuring plan in purchase accounting. The adoption of the guidance did not have a material effect on the Unconsolidated Mines' financial position, results of operations, cash flows or related disclosures.
On January 1, 2009, the Unconsolidated Mines adopted authoritative guidance issued by the FASB that changes the accounting and reporting for non-controlling interests. The guidance modifies the reporting for non-controlling interests in the balance sheet and minority interest income (loss) in the income statement. The guidance also requires that increases and decreases in the non-controlling ownership interest amount be accounted for as equity transactions. The adoption of the guidance did not have a material effect on the Unconsolidated Mines' financial position, results of operations, cash flows or related disclosures.
On June 30, 2009, the Unconsolidated Mines adopted authoritative guidance issued by the FASB on subsequent events. The guidance provides general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The guidance provides (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of the guidance did not have a material effect on the Unconsolidated Mines' financial position, results of operations, cash flows or related disclosures.
On September 30, 2009, the Unconsolidated Mines adopted authoritative guidance issued by the FASB which establishes the FASB Accounting Standards Codification as the single source of authoritative U.S. generally accepted accounting principles. The Unconsolidated Mines have modified its disclosures to comply with the requirements. The adoption of the guidance did not have a material effect on the Unconsolidated Mines' financial position, results of operations or cash flows.
On December 31, 2009, the Unconsolidated Mines adopted authoritative guidance issued by the FASB on disclosures about postretirement benefit plan assets. The guidance modifies existing requirements to include additional disclosures about plan assets of an employer's defined benefit pension or other postretirement plan. See Note 7 for additional disclosures required by this guidance.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

Accounting Standards Not Yet Adopted:
In October 2009, the FASB issued authoritative guidance on multiple-deliverable revenue arrangements, which is effective for the Unconsolidated Mines on January 1, 2011 for new revenue arrangements or material modifications to existing agreements. The guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. The Unconsolidated Mines do not expect the adoption of the guidance to have a material effect on its financial position, results of operations, cash flows or related disclosures.
Reclassifications
Certain amounts in the prior periods' financial statements have been reclassified to conform to the current period's presentation.

3. Inventories
Inventories are as follows:

	December 31
	2010	2009
Coal	$26,536	$29,321
Supplies	49,268	48,838
	$75,804	$78,159

4. Other Investments and Receivables
Other investments and receivables consist of the following:

	December 31
	2010	2009
Long-term receivable from Unconsolidated Mine customers related to:
Asset retirement obligation	$44,287	$47,904
Pension and postretirement benefits	67,007	56,663
Reclamation bond	15,406	15,895
Investment in cooperatives	13,733	13,304
Other	2,543	3,110
	142,976	136,876
Less asset retirement obligation included in current accounts receivable	8,112	10,404
	$134,864	$126,472
The long-term receivables will be reimbursed to the Unconsolidated Mines as the costs of reclamation, pension and postretirement benefits are actually incurred or paid.
One of the Unconsolidated Mines holds investments in cooperatives that provide electrical service to the mine site. Patronage dividends from cooperatives are recorded as declared. The dividends declared are consistently paid out, but routinely several years after the declaration. These patronage dividends when declared are reflected as a reduction in the cost of coal under the mining agreements. In the event the cooperatives should become unable to pay the patronage dividends previously declared, the Unconsolidated Mines would be required at that time to record an impairment charge against the investment asset, which would be reimbursable under the mining agreement.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

5. Accrued Liabilities
Other current liabilities consist of the following:

	December 31
	2010	2009
Accrued payroll	11,255	13,522
Other	7,006	7,798
	18,261	21,320

6. Advances From Customers and Notes Payable
Advances from Customers
Advances from customers represent amounts advanced to Coteau and Falkirk from their customers or their affiliates to provide working capital and to develop and operate the mines. These advances, which are not guaranteed by either the Parent Company or the Ultimate Parent Company, are secured by substantially all owned assets and assignment of all rights under the agreements. Coteau's advances incur interest at a rate of 6.5%. No repayment schedule has been established for Falkirk's advances, which are noninterest-bearing, due to the funding agreement with the customer.
Estimated maturities for Coteau for the next five years, including current maturities, and Falkirk's customer advances with unspecified repayment schedules are as follows:

2011	$10,644
2012	10,644
2013	10,644
2014	10,644
2015	10,644
Thereafter	54,720
107,940
Advances with unspecified repayment schedule	83,982
Total advances from customers	191,922
Less current maturities	15,662
Total long-term advances from customers	$176,260
Notes Payable
Notes payable primarily represents financing which customers arranged and guaranteed for Sabine. Neither the Parent Company nor the Ultimate Parent Company has guaranteed these borrowings. Certain notes payable of Sabine include a fixed charge coverage covenant. Sabine was in compliance with this covenant at December 31, 2010.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

Notes payable consist of the following:

	December 31
	2010	2009
Promissory note payable due October 31, 2011 to a bank under a revolving agreement providing for borrowings up to $25,000. Interest is based on the bank's daily cost of funds plus 0.50% (2.15% and 2.06% at December 31, 2010 and 2009, respectively)	$6,217	$12,730
Secured note payable due February 22, 2012, with semiannual interest payments at an interest rate of 7.03% on the unpaid balance	20,000	20,000
Secured note payable due October 31, 2024, with semiannual interest payments at an interest rate of 6.37% on the unpaid balance	25,000	25,000
Other	75	150
Total notes payable	$51,292	$57,880
Less current portion	6,292	12,805
Long-term portion of notes payable	$45,000	$45,075
Under the terms of all note agreements, substantially all assets are pledged and all rights under the mining agreements are assigned.
Notes payable maturities for the next five years are as follows:

2011	$6,292
2012	20,000
2013	—
2014	—
2015	—
Thereafter	25,000
$51,292
Commitment fees paid to banks were approximately $73, $38 and $30 in 2010, 2009 and 2008, respectively, and are included in interest expense in the accompanying combined statements of income and comprehensive income.
To reduce its exposure to changes in the market rate of interest, one of the Unconsolidated Mines previously entered into interest rate swap agreements for the note payable that matured June 30, 2008. This interest rate swap agreement expired in 2008.

7. Pension and Other Postretirement Benefits
Defined Benefit Plans
Substantially all the Unconsolidated Mines' salaried employees hired prior to January 1, 2000, participate in The North American Coal Corporation Salaried Employees Pension Plan (the Plan), a noncontributory defined benefit plan sponsored by the Parent Company. Pension benefits for certain management level employees were frozen effective December 31, 2004. Employees whose benefits were frozen receive retirement benefits under defined contribution retirement plans. Benefits under the defined benefit pension plans are based on years of service and average compensation during certain periods. The Unconsolidated Mines expect to contribute $11,367 in 2011 to this plan. The Unconsolidated Mines participate in a supplemental defined benefit plan that pays monthly benefits to participants directly out of corporate funds. All other pension benefit payments are made from the assets of the Plan. The Unconsolidated Mines expect to make supplemental payments and pay benefits from the assets of the Plan of $4,275 in 2011, $4,935 in 2012, $5,567 in 2013, $6,320 in 2014, $7,106 in 2015, and $50,244 in the five years thereafter.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

The following is a detail of the net periodic pension expense of the Unconsolidated Mines:

	Years Ended December 31
	2010	2009	2008
Service cost	$3,917	$3,678	$3,508
Interest cost	8,442	7,979	7,190
Expected return on plan assets	(8,495)	(8,100)	(8,338)
Amortization of actuarial loss	1,340	84	7
Amortization of prior service cost	999	999	799
Net periodic pension expense	$6,203	$4,640	$3,166
The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers:

	Years Ended December 31
	2010	2009	2008
Current year actuarial loss (gain)	$10,242	$(680)	$35,793
Current year prior service (credit) cost	(838)	—	1,778
Amortization of actuarial loss	(1,340)	(84)	(7)
Amortization of prior service cost	(999)	(999)	(799)
Amount recognized in long-term receivable	$7,065	$(1,763)	$36,765
The following sets forth for the Unconsolidated Mines portion of the changes in the benefit obligation and plan assets during the year at December 31:

	December 31
	2010	2009
Change in benefit obligation:
Projected benefit obligation at beginning of year	$140,811	$124,142
Service cost	3,917	3,678
Interest cost	8,442	7,979
Plan amendments	(838)	—
Actuarial loss	13,901	7,849
Benefits paid	(3,846)	(2,837)
Projected benefit obligation at end of year	$162,387	$140,811
Accumulated benefit obligation at end of year	$137,192	$117,245
Change in plan assets:
Fair value of plan assets at beginning of year	$87,514	$69,252
Actual return on plan assets	12,153	16,629
Employer contributions	6,128	4,470
Benefits paid	(3,846)	(2,837)
Fair value of plan assets at end of year	$101,949	$87,514
Funded status at end of year	$(60,438)	$(53,297)

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

	December 31
	2010	2009
Amounts recognized in the balance sheets consist of:
Current liabilities	$(52)	$(32)
Noncurrent liabilities	(60,386)	(53,265)
	$(60,438)	$(53,297)
Components of long-term receivables from customers consist of:
Actuarial loss	$45,695	$36,791
Prior service cost	4,531	6,369
	$50,226	$43,160
The actuarial loss and prior service cost included in long-term receivables from customers expected to be recognized in net periodic benefit cost in 2011 are $3,344 ($2,174 net of tax) and $702 ($456 net of tax), respectively.
The projected benefit obligation included in the table above represents the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. The accumulated benefit obligation also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases.
The expected long-term rate of return on plan assets reflects management's expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Ultimate Parent Company has established the expected long-term rate of return assumption for plan assets by considering historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans. The historical rates of return for each of the asset classes used by the Ultimate Parent Company to determine its estimated rate of return assumption were based upon the rates of return earned by investments in the equivalent benchmark market indices for each of the asset classes.
The Plan maintains an investment policy that, among other things, establishes a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. The investment policy provides that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.
The following is the actual allocation percentage and target allocation percentage for the plan assets at the measurement date:

	Actual 2010	Actual 2009	Target Allocation Range
U.S. equity securities	52.8%	52.5%	41.0%-62.0%
Non-U.S. equity securities	13.1%	13.0%	10.0%-16.0%
Fixed income securities	33.6%	33.7%	30.0%-40.0%
Money market	0.5%	0.8%	0.0%-10.0%
The fair value of each major category of plan assets for the Unconsolidated Mines' pension plans are valued using quoted market prices in active markets for identical assets, or Level 1 in the fair value hierarchy. Following are the values as of December 31:

	2010	2009
U.S. equity securities	$53,675	$45,971
Non-U.S. equity securities	13,390	11,372
Fixed income securities	34,422	29,497
Money market	462	674
Total	$101,949	$87,514

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

Postretirement Health Care
The Parent Company also maintains health care plans which provide benefits to eligible retired employees, including employees of the Unconsolidated Mines. The Unconsolidated Mines expect to pay benefits of $1,267 in 2011, $1,465 in 2012, $1,715 in 2013, $1,965 in 2014, $2,247 in 2015, and $14,208 in the five years thereafter.
The following is a detail of the net periodic benefit expense for postretirement health care and life insurance for the Unconsolidated Mines for the year ended:

	Years Ended December 31
	2010	2009	2008
Service cost	$714	$725	$739
Interest cost	1,200	1,313	1,358
Expected return on plan assets	(445)	(454)	(944)
Amortization of actuarial loss	582	605	372
Amortization of prior service credit	(825)	(825)	(709)
Net periodic postretirement expense	$1,226	$1,364	$816
The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers:

	Years Ended December 31
	2010	2009	2008
Current year actuarial loss	$2,840	$313	$2,025
Current year prior service credit	—	—	(776)
Amortization of actuarial loss	(582)	(605)	(372)
Amortization of prior service credit	825	825	709
Amount recognized in long-term receivable	$3,083	$533	$1,586
The following sets forth the changes in the benefit obligations and plan assets during the year of the postretirement health care and life insurance plans:

	December 31
	2010	2009
Change in benefit obligation:
Benefit obligation at beginning of year	$22,550	$21,034
Service cost	714	725
Interest cost	1,200	1,313
Actuarial loss	2,809	1,048
Benefits paid	(1,531)	(1,570)
Benefit obligation at end of year	$25,742	$22,550
Change in plan assets:
Fair value of plan assets at beginning of year	$7,187	$7,293
Actual return on plan assets	415	1,188
Employer contributions	490	576
Benefits and taxes paid	(1,939)	(1,870)
Fair value of plan assets at end of year	$6,153	$7,187
Funded status at end of year	$(19,589)	$(15,363)

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

Amounts recognized in the consolidated balance sheets consist of:
Current liabilities	$(496)	$(515)
Noncurrent liabilities	(19,093)	(14,848)
	$(19,589)	$(15,363)
Components of long-term receivables from customers consist of:
Actuarial loss	$9,746	$3,366
Prior service credit	(3,231)	(2,636)
	$6,515	$730
The actuarial loss and prior service credit included in long-term receivables from customers expected to be recognized in net periodic benefit credit in 2011 are $850 ($306 net of tax) and $825 ($297 net of tax), respectively.
Some of the Unconsolidated Mines established Voluntary Employees' Beneficiary Association (VEBA) trusts to provide for future retirement benefits other than pensions. The Unconsolidated Mines made no cash contributions to the VEBA trusts in 2010 and 2009. Contributions made to an IRS-approved VEBA trust are irrevocable and must be used for employee benefits.
The fair value of each major category of plan assets for the Unconsolidated Mines' health care plans held in VEBA trusts are valued using quoted market prices in active markets for identical assets, or Level 1 in the fair value hierarchy. Following are the values as of December 31:

	2010	2009
U.S. equity securities	$3,195	$3,871
Fixed income securities	2,809	3,206
Money market	149	110
Total	$6,153	$7,187
Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2010:

	1-Percentage- Point Increase	1-Percentage- Point Decrease
Effect on total of service and interest cost	$170	$(152)
Effect on postretirement benefit obligation	$2,112	$(1,897)
Assumptions used in accounting for the pension and postretirement health care and life insurance benefit plans were as follows for the years ended:

	December 31
	2010	2009	2008
Weighted-average discount rates - pension	5.30%	5.90%	6.30%
Weighted-average discount rates - postretirement	4.70%	5.30%	6.20%
Rate of increase in compensation levels	3.75%	3.75%	3.75%
Expected long-term rate of return on assets - pension	8.50%	8.50%	8.50%
Expected long-term rate of return on assets - postretirement	6.50%	6.50%	6.50%
Health care cost trend rate assumed for next year	6.00%	6.00%	7.00%
Ultimate health care cost trend rate	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2018	2012	2012

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

Defined Contribution Plans
For employees hired after December 31, 1999, the Parent Company established a defined contribution plan which requires the Unconsolidated Mines to make retirement contributions based on a formula using age and salary as components of the calculation. For employees hired after December 31, 2005, some of the Unconsolidated Mines contribute a set percentage of the employee's salary. Employees are vested at a rate of 20% for each year of service and become 100% vested after five years of employment. The Unconsolidated Mines recorded contribution expense of approximately $2,173 in 2010, $1,947 in 2009, and $1,419 in 2008 related to this plan.
Substantially all the Unconsolidated Mines' salaried employees also participate in a defined contribution plan sponsored by the Parent Company. Employee contributions are matched by the Unconsolidated Mines up to a limit of 5% of the employee's salary. The Unconsolidated Mines' contributions to this plan were approximately $3,946 in 2010, $3,868 in 2009, and $3,698 in 2008.
Under the provisions of each of the Unconsolidated Mines' agreements, retirement related costs will be recovered as a cost of coal tonnage sold.

8. Leasing and Other Commitments
The Unconsolidated Mines lease certain mining equipment under cancelable and noncancelable capital and operating leases that expire at various dates through 2025. Many leases are renewable for additional periods at terms based upon the fair market value of the leased items at the renewal dates.
Future minimum lease payments as of December 31, 2010, for all capital lease obligations are as follows:

2011	$51,715
2012	48,983
2013	48,577
2014	43,965
2015	40,329
Thereafter	135,871
Total minimum lease payments	369,440
Amounts representing interest	(83,845)
Present value of net minimum lease payments	285,595
Current maturities	(34,754)
Long-term capital lease obligations	$250,841
As of December 31, 2010, $73,761 of the long-term capital lease obligations and $12,100 of the current maturities in the table above are due to a customer of one of the Unconsolidated Mines.
Amortization of assets recorded under capital lease obligations is included in depreciation, depletion and amortization in the financial statements. Assets recorded under capital leases are included in property, plant and equipment and consist of the following:

	December 31
	2010	2009
Plant and equipment	$390,510	$368,357
Accumulated amortization	(124,780)	(106,676)
	$265,730	$261,681
Under the provisions of the mining agreements, the customers are required to pay, as a part of the cost of coal delivered, an amount equal to the annual lease payments. Interest and amortization expense in excess of annual lease payments are deferred and recognized in years when annual lease payments exceed interest expense and amortization. These excess costs are recorded as receivables from the customers and are included in deferred lease costs in the accompanying combined balance sheets.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

During 2010 and 2009, the Unconsolidated Mines incurred capital lease obligations of approximately $36,076 and $103,204, respectively, in connection with lease agreements to acquire machinery and equipment.
Future minimum lease payments on long-term cancelable operating leases at December 31, 2010, are as follows:

2011	$1,729
2012	245
2013	34
2014	271
2015	2
$2,281
Rental expense for all operating leases was $4,917 in 2010, $5,681 in 2009, and $5,372 in 2008.

9. Income Taxes
The Unconsolidated Mines are included in the consolidated federal income tax return filed by the Ultimate Parent Company. The Unconsolidated Mines have entered into a tax-sharing agreement with the Ultimate Parent Company under which federal income taxes are computed by the Unconsolidated Mines on a separate return basis. The current portion of such tax is paid to the Ultimate Parent Company, except that net operating loss and tax credit carryovers that benefit the consolidated tax return are advanced to the Unconsolidated Mines and are repaid as utilized on a separate-return basis. To the extent that these carryovers are not used on a separate return basis, the Unconsolidated Mines are required, under conditions pursuant to the tax-sharing agreement, to refund to the Ultimate Parent Company the balance of carryovers advanced and not used by the Unconsolidated Mines prior to the expiration of such carryovers.
The provision for income taxes consists of the following:

	Years Ended December 31
	2010	2009	2008
Current:
Federal	$7,933	$6,448	$6,923
Total current tax provision	7,933	6,448	6,923

Deferred:
Federal	2,336	2,398	2,152
Total deferred tax provision	2,336	2,398	2,152
Total provision for income taxes	$10,269	$8,846	$9,075
A reconciliation of the federal statutory and effective income tax is as follows:

	Years Ended December 31
	2010	2009	2008
Income before income taxes	$43,353	$38,605	$39,393
Statutory taxes at 35.0%	$15,174	$13,512	$13,787
Percentage depletion	(5,065)	(4,718)	(4,680)
Other - net	160	52	(32)
Income tax provision	$10,269	$8,846	$9,075
Effective income tax rate	23.69%	22.91%	23.04%

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

A summary of the primary components of the deferred tax assets and liabilities included in the accompanying combined balance sheets resulting from differences in the book and tax basis of assets and liabilities are as follows:

	December 31
	2010	2009
Deferred tax assets:
Accrued expense and reserves	$6,559	$4,981
Pension benefits	(1,621)	397
Asset valuation	4,943	4,754
Inventory	2,190	1,776
Tax attribute carryforward	170	—
Other employee benefits	1,370	1,408
Total deferred tax assets	13,611	13,316

Deferred tax liabilities:
Property, plant and equipment	(30,923)	(28,319)
Total deferred tax liabilities	(30,923)	(28,319)
Net deferred tax liability	$(17,312)	$(15,003)
The Unconsolidated Mines regularly review the need for a valuation allowance against deferred tax assets and recognizes these deferred tax assets to the extent that realization is more likely than not. Based on a review of earnings history and trends, forecasted earnings, and the relevant expiration of carryforwards, the Unconsolidated Mines believe that no valuation allowance was necessary at December 31, 2010 or 2009.

10. Fair Value of Financial Instruments
The carrying amounts for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short term maturities of these instruments. The fair value of notes payable and one of the Unconsolidated Mines advances from customer were determined based on the discounted value of the future cash flows and one of the Unconsolidated Mines advances from customer, which has no specified repayment schedule was determined based on the discounted value of the total payment at the end of the contract term, using borrowing rates currently available to the Unconsolidated Mines for bank loans with similar terms and maturities, taking into account company credit risk.
The fair value compared to the carrying value is summarized as follows:

	December 31
	2010	2009
Fair value:
Notes payable	$(53,451)	$(58,693)
Advances from customers	$(140,418)	$(134,291)

Carrying value:
Notes payable	$(51,292)	$(57,880)
Advances from customers	$(191,922)	$(207,289)

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

11. Equity
The components of common stock and membership units and capital in excess of stated value at December 31, 2010 and 2009 is as follows:

	Common Stock and Membership Units	Capital in Excess of Stated Value
Coteau common stock, without par value (stated value $10 per share) - authorized 1,000 shares; issued and outstanding 100 shares	$1	$791
Falkirk common stock, without par value (stated value $1,919.30 a share) - authorized 1,000 shares; issued and outstanding 100 shares	192	—
Sabine common stock, $1 par value - authorized, issued and outstanding 1,000 shares	1	—
Demery membership units, $10 par value - authorized, issued and outstanding 100 shares	1	—
Caddo membership units, $10 par value - authorized, issued and outstanding 100 shares	1	—
Camino Real membership units, $10 par value - authorized, issued and outstanding 100 shares	1	—
Liberty membership units, $10 par value - authorized, issued and outstanding 100 shares	1	—
	$198	$791
Demery, Caddo, Camino Real and Liberty were structured as single member limited liability companies primarily for the reduced administrative requirements, flexible profit distribution and pass-through tax attributes available with this form of entity.

12. Supplemental Cash Flow Information

	December 31
	2010	2009
Cash paid during the year for:
Interest (including amounts capitalized)	$29,012	$23,939
Income taxes	7,181	8,114
Property, plant and equipment:
Capital leases and land	35,416	101,251
Deferred lease costs	(51)	11
Lease obligations	(35,365)	(101,262)
Accounting for asset retirement obligations:
Change in property, plant, and equipment	12,652	4,599
Change in receivables from customers including depreciation billed	(1,326)	4,246
Change in liabilities	(3,686)	(6,875)

13. Transactions With Affiliated Companies
Costs and expenses include net payments of approximately $4,462 and $1,132 in 2010 and 2009, respectively, for administrative and other services from the Ultimate Parent Company, the Parent Company, and their subsidiaries.
Accounts receivable and accounts payable with the Ultimate Parent Company and the Parent Company represent the timing of income taxes and dividends within the affiliated group.
The note receivable from Parent Company of $6,736 and $7,628 in 2010 and 2009, respectively, is a demand note with interest of 0.41% at December 31, 2010 and 0.75% at December 31, 2009.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements (continued)

14. Contingencies
Various legal and regulatory proceedings and claims have been or may be asserted against the Unconsolidated Mines relating to the conduct of their businesses, including environmental and other claims. These proceedings are incidental to the ordinary course of business of the Unconsolidated Mines. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Although the ultimate disposition of these proceedings is not presently determinable, management believes, after consultation with its legal counsel, that the likelihood is remote that material costs will be incurred in excess of accruals already recognized and would not have a significant impact on the Unconsolidated Mines' financial position or results of operations.